
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 19, 2007

Mr. Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193 South Africa

> **Re: Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed November 24, 2006**
> **File No. 001-31318**

Dear Mr. Holland:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Operating and Financial Review and Prospects, page 126

Capitalization of Costs Relating to Ore Reserve Development at the South African
Operations, page 140

1.   We note you disclose that on July 1, 2006 you changed your accounting policy on
        ore reserve development costs. You further disclose that from July 1, 2006 these
        costs, which were previously expensed, will be capitalized and amortized over
        their economic benefit period. Tell us whether your new policy only pertains to
        development costs incurred on properties for which you have reported reserves as
        defined by Industry Guide 7. If so, explain why the nature of these costs had not
        previously aligned with the characteristics of assets as defined in paragraphs 25
        through 31 of CON 6. It should be clear how you determined the circumstances
        outlined in the first sentence of paragraph 5 of SFAS 154 were not descriptive of
        your situation.

 Results of Operations – Years Ended June 30, 2006 and 2005, page 145

Depreciation and Amortization, page 150

2.   We note you disclose on page 151 that during fiscal 2006, you decided to align
        determination of your reserves with your planning cycle. As a result, you
        changed your reserve calculation from a June fiscal year cycle to a preceding
        December year cycle, which in turn changed your amortization effective April 1,
        2006. Tell us how the amortization expense you recorded for the fiscal year
        ended June 30, 2006, apparently giving effect only to reserve changes through
        December 31, 2005, compares to the amortization expense you would have
        recorded if you had given effect to reserve changes for the entire fiscal year.
        Additionally, since you have a June 30 fiscal year end, we believe you will need
        to amend your filing to report reserves as of June 30, 2006.

Financial Statements

Consolidated Statements of Operations, page F-2

3.   Since you present a subtotal that appears to be income from operations, please
        revise your Statements of Operations to reclassify your write down and profit on
        disposal of operating assets to reflect such items in your measure of income from
        operations, pursuant to paragraphs 25 and 45 of SFAS 144.

Consolidated Statements of Comprehensive Income, page F-6

4.   Please expand your disclosure to include the accumulated balances for each classification within your accumulated other comprehensive income to comply with paragraph 26 of SFAS 130.

Long Term Loans, page F-26

5.   Please expand your disclosure to indicate whether you were in compliance with all your debt covenant ratios and restrictions as of June 30, 2006.

Engineering Comment

Information on the company, page 32

Reserves of Gold Fields as of December 31, 2005, page 39

6.   Concerning the proven and probable reserves you disclose in your filing, please forward to our engineer as supplemental information:

- Your most recent reserve reviews or "audits" for the Kloof, Beatrix, Tarkwa, and Driefontein mines.

- Your basis for the below infrastructure reserves at the Driefontein.

- A summary analysis of the reasons for the 2005 downward revision of your estimates of the below infrastructure reserves at the Kloof mine, also comparing and contrasting the below infrastructure reserve situation at the Kloof mine with the below infrastructure situation at the Driefontein.

Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.   In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief